UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2017

PLDT INC. ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Securities and
Exchange Commission and the Philippine Stock Exchange regarding the following corporate actions taken in the Regular Meeting of the Board of Directors, Annual
Meeting of Stockholders and Organizational Meeting of the Board of Directors
held today:

Regular Meeting
1. Cash dividend declaration on the Company’s Voting Preferred Stock

Annual Meeting of Stockholders
1. Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2016 contained in the Company’s 2016 Annual Report
2. Election of directors of the Company

Organizational Meeting
1. Election of officers of the Company
2. Appointment of Chairmen and Members of the Audit Committee, Risk Committee,
Governance and Nomination Committee, Executive Compensation Committee and
Technology Strategy Committee of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT INC.

Date: 06/14/2017	By:	Ma. Lourdes C. Rausa-Chan
	Name:	Ma. Lourdes C. Rausa-Chan
	Title:	SVP and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following corporate actions taken in the Regular Meeting of the Board of Directors, Annual Meeting of Stockholders and Organizational Meeting of the Board of Directors held today: Regular Meeting 1. Cash dividend declaration on the Company’s Voting Preferred Stock Annual Meeting of Stockholders 1. Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2016 contained in the Company’s 2016 Annual Report 2. Election of directors of the Company Organizational Meeting 1. Election of officers of the Company 2. Appointment of Chairmen and Members of the Audit Committee, Risk Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors